August 4, 2005
VIA FEDERAL EXPRESS
Rufus Decker, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Re:	The GEO Group, Inc. Form 10-K for the year ended January 2, 2005 Form 10-Q for the quarter ended April 3, 2005
Dear Mr. Decker:
     The GEO Group, Inc. (“GEO”), hereby responds to the comments of the staff (the “Staff”), as set forth in the letter, dated July 18, 2005 (the “Letter”), with respect to GEO’s Form 10-K for the year ended January 2, 2005 (the “Form 10-K”), and Form 10-Q for the period ended April 3, 2005 (the “Form 10-Q”).
     Please note that, for your convenience of reference, we have recited below each comment included in the Staff’s Letter and provided GEO’s response to such comment immediately thereafter.
Form 10-K for Year Ended January 2, 2005
Comment applicable to your overall filing
1.	Where a comment below requests additional disclosures or other revisions, please show us in your supplemental response what the revisions will look like. With the exception of the comment below that specifically requests an amendment, all other revisions may be included in your future filings.

Where requested, we have provided below additional disclosures or other revisions similar to those we intend to make in future filings in order to provide the Staff with guidance on what our proposed revisions will look like. With the exception of Comment #22, with respect to which we will file appropriate amendments to the Form 10-K and the Form 10-Q, we intend to address all comments in the Letter in GEO’s future filings.

Rufus Decker, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
August 4, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15
2.	Please discuss and analyze the business reasons for the changes between periods in the revenues and operating income of each of your segments. Please also discuss the impact of significant non-cash credits and charges on operating income for each segment. For example, some of the increase in operating income in the U.S. operations appears to be due to non-cash credits of $1,150,000 in 2004 compared to non-cash charges of $8,600,000 in 2003. Please refer to SEC Release 33-8350 for guidance.

Although GEO operates in three business lines and in various geographic areas, GEO does not believe that any of these business lines or geographic areas constitute separate reportable segments pursuant to SFAS 131. With respect to GEO’s business lines, GEO’s primary business line from which GEO has derived substantially all of its historical revenue and operating income is the management and operation of privatized correctional and detention facilities. The two other business lines in which GEO operates are the operation and management of state mental health facilities and the provision of construction and design services, a business line in which GEO typically engages to ensure that the facilities that GEO operates are developed on-time and on-budget. Neither of these business lines is material to GEO’s revenues or operating income. Because neither of these two latter business lines meets the 10% threshold for materiality to GEO’s overall business set forth in SFAS 131, GEO does not believe that either of these two business lines constitute separate reportable segments as defined in SFAS 131. As a result, GEO does not believe that the guidance for MD&A disclosure on separate segments set forth in SEC Release 33-8350 applies to these business lines. The table below illustrates the calculation of the 10% materiality test for reportable segments with respect to each of GEO’s business lines:

	2004	%	2003	%	2002	%
Consolidated Revenue	$614,548	100.0%	$567,441	100.0%	$517,162	100.0%
Revenues — mental health	$39,318	6.4%	$37,622	6.6%	$35,980	7.0%
Revenue — construction	$15,337	2.5%	—	—	—	—

Operating income	$39,310	100.0%	$30,140	100.0%	$23,858	100.0%
Operating income — mental health	$356	0.9%	$1,812	6.0%	$1,461	6.1%
Operating income — construction	$311	0.8%	—	—	—	—
With respect to the geographic areas in which GEO operates, the two largest areas of concentration are GEO’s U.S. and international operations. Although GEO recognizes that its international operations likely meet the 10% materiality test for reportable segments, GEO believes that these operations do not constitute a separate reportable segment because they meet the aggregation criteria set forth in paragraph 17 of SFAS 131. The primary reasons why GEO believes that its international operations meet the

Rufus Decker, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
August 4, 2005

criteria for aggregation with its domestic operations are the following: (i) in all of GEO’s locations (including both U.S. and international locations), GEO enters into long term contractual arrangements with governmental authorities to manage privatized prison and detention centers; (ii) in all of GEO’s locations (including both U.S. and international locations), the contracts are bid at similar gross margins and the operations are subject to similar operating regulatory requirements; (iii) actual operating margins of international and domestic operations fall within the parameters described by paragraph 17 of SFAS 131; (iv) the nature of GEO’s services and methods of delivery are substantially the same in all locations; (v) at all but two facilities that GEO operates, GEO manages all the essential functions of the institution, including security operations, food service, medical/inmate healthcare, facility maintenance and administrative; and (vi) in substantially all of the facilities that GEO manages, most of the personnel working in the facility are GEO’s employees, except for certain institutions where GEO outsources healthcare and/or food service. Because GEO believes that its international operations meet the applicable aggregation criteria, GEO does not believe that the guidance for MD&A disclosure on separate segments set forth in SEC Release 33-8350 should apply to these operations.
Liquidity and Capital Resources, page 26
3.	Please disclose the impact of the projected benefit payments of $11,052,000 in 2005 on your liquidity and the anticipated source of funds for the payments.

GEO intends to disclose the impact of the projected benefit payments of $11,052,000 in 2005 on its liquidity and the anticipated source of funds for the payments by including language similar to the following in future filings:
“We have entered into individual executive retirement agreements with our CEO and Chairman, President and Vice Chairman, and Chief Financial Officer. These agreements provide each executive with a lump sum payment upon retirement. Under the agreements, each executive may retire at any time after reaching the age of 55. Each of the executives reaches the eligible retirement age of 55 in 2005. None of the executives have indicated their intent to retire. However, we have included the expected payments as “due in less than one year” because each executive will be eligible to retire beginning in 2005 and retirement may be taken at any time at the individual executive’s discretion. In the event that all three executives were to retire in the same year, we believe we will have funds available to pay the retirement obligations from various sources, including cash on hand, operating cash flows or borrowings under our revolving credit facility. Based on our current capitalization, we do not believe that making these payments in any one period, whether in separate installments or in the aggregate, would materially adversely impact our liquidity.”

Rufus Decker, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
August 4, 2005

     Contractual Obligations and Off Balance Sheet Arrangements, page 31
4.	Please revise your table of contractual cash obligations to include the following:
(1)	Estimated interest payments on your debt;

(2)	Estimated payments under interest rate swaps; and

(3)	Planned funding of pension and other post-retirement benefit obligations. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.
GEO intends to revise its table of contractual cash obligations in future filings to include (i) estimated interest payments on debt, and (ii) estimated payments under interest rate swaps. GEO believes that its prior tables of contractual cash obligations have reflected amounts attributable to planned funding of pension and other post-retirement benefit obligations. GEO intends to continue this disclosure in future filings, and to also disclose any key assumptions made in deriving the amounts of these obligations.
Financial Statements and Supplementary Data, page 46
5.	Audits of financial statements are performed in accordance with the standards of the Public Company Accounting Oversight Board. Please revise management’s statement that the audit was conducted in accordance with auditing standards generally accepted in the United States.

GEO intends to revise future filings to state that its audits have been conducted in accordance with auditing standards established by the Public Company Accounting Oversight Board.
Consolidated Statement of Income, page 53
6.	You had a 50% ownership interest in Premier Custodial Group and have a minority investment in South African Custodial Services. Your equity method investments appear to be significant in 2002 and possibly in 2003. Please provide us with your significance tests under Rule 3-09 of Regulation S-X for 2002 and 2003. If in any period this investment was significant in excess of the 20% level, separate financial statements are required to be included in your Form 10-K for all periods presented. These separate financial statements must be audited for periods that the 20% significance level was exceeded and may be unaudited for each other period.

Rufus Decker, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
August 4, 2005

GEO’s 50% former equity method investment in Premier Custodial Group, a joint venture based in the United Kingdom (“PCG”), met the 20% significance test for 2002 and 2003. GEO included separate audited financial statements for PCG for the fiscal years 2000, 2001 and 2002 in its Form 10-K/A, filed on June 30, 2003. GEO did not re-include the separate audited financial statements for PCG for 2001 or 2002 in its subsequent Form 10-Ks. GEO did not file separate audited financial statements for PCG for 2003 because, for various reasons primarily related to the fact that GEO sold its interest in PCG on July 2, 2003, GEO sought and received the Staff’s permission to exclude PCG’s financial statements for 2003 from its Form 10-K filings. Copies of the letters pursuant to which GEO requested and received relief from the Staff for this requirement will be provided to the Staff supplementally.

GEO’s 50% equity method investment in South African Custodial Services, a joint venture based in South Africa (“SACS”), has not previously met the 20% significance threshold which would require GEO to file separate audited financial statements for SACS. GEO will continue to monitor the significance of SACS to ensure the appropriate financial statements are included in its filings for periods in which the significance level for SACS is met. The following table sets forth the 20% significance test as applied to SACS for 2002, 2003 and 2004:

	2004	%	2003	%	2002	%

Consolidated total assets	$480,146		$510,533		$402,658
Investment in SACS	$3,912	0.8%	$3,923	0.8%	$4,173	1.0%
GEO 50% share of SACS total assets	$44,449	9.3%	$34,748	6.8%	$25,605	6.4%

Pre-tax income	$26,453		$78,163		$24,968
Equity earnings in SACS	$—		$(681)	-0.9%	$113	0.5%
Consolidated Balance Sheets, page 54
7.	You disclosed that the number of shares of common stock issued and outstanding are the same, yet you have 12,000,000 shares of treasury stock. Please revise the number of common stock issued and outstanding to take account of the treasury common shares.

GEO intends to revise future filings to state that the 12,000,000 shares of treasury stock are issued but not outstanding.

Rufus Decker, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
August 4, 2005

Consolidated Statements of Cash Flows, page 55
8.	The cash and cash equivalents amount on the balance sheet does not agree with the cash and cash equivalents amount in the statements of cash flows apparently due to the discontinued operations. Paragraph 7 of SFAS 95 requires cash and cash equivalents to be the same amount in both statements. Please make the appropriate revisions.

GEO intends to revise future filings to ensure that the amounts reflected as cash and cash equivalents on the balance sheet and the statement of cash flows are the same, in accordance with Paragraph 7 of SFAS 95.
Consolidated Statements of Shareholders’ Equity and Comprehensive Income, page 56
9.	Please disclose the reclassification adjustments of your derivative financial instruments in the accumulated other comprehensive income (loss) column of your statement of stockholders’ equity. Please also disclose the reclassification adjustment related to the foreign currency translation gain or loss realized upon the sale of your United Kingdom joint venture or explain why the reclassification adjustment was not required. Please refer to paragraphs 18-21 pf SFAS 130 and paragraph 14 of SFAS 52.

There was no ineffectiveness related to derivative financial instruments during 2004 and as a result no amounts were reclassified into earnings for that period. However, a reclassification adjustment on the derivative instruments associated with the sale of PCG, GEO’s former joint venture in the United Kingdom, was reflected in GEO’s Consolidated Statements of Shareholders’ Equity and Comprehensive Income for 2003.

With respect to the reclassification of the foreign currency translation loss attributable to the sale of PCG in July 2003, GEO received a similar comment from the Staff in a letter dated September 5, 2003 relating to GEO’s Registration Statement on Form S-4 (File No. 333-107709). In addressing this comment, GEO provided the Staff with a response substantially similar to the language below (Note: the language below has been revised in certain places to both exclude irrelevant information and include updated information. GEO can supplementally provide the Staff with an exact copy of the original response upon request):
GEO inadvertently had not previously recorded its proportionate share of PCG’s foreign currency translation adjustment in equity. The cumulative foreign currency translation related to GEO’s interest in PCG as of June 29, 2003, net of income tax effect, was approximately $727,000, representing less than 1% of GEO’s total assets and shareholders’ equity. GEO believes that the impact of not recording its proportionate share of PCG’s foreign currency translation adjustment in equity was not material to its consolidated financial statements for any period presented. GEO corrected the amounts in the third quarter of 2003. However, there was no net impact on the amount of the gain recognized on the sale of GEO’s interest in PCG, as the line items “investment and advances to affiliates” and “accumulated other comprehensive loss” were each increased by $727,000 and the impact of the adjustments offset each other in connection with the recognition of the gain.

Rufus Decker, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
August 4, 2005

Since 2003, GEO has recorded its share of its foreign equity investment’s foreign currency translation adjustment in equity.
Note 1 – Summary of Business Operations and Significant Accounting Policies, page 57
10.	You appear to accrue for planned major maintenance activities prior to the periods in which the costs are actually incurred. Please disclose the types of planned maintenance costs you accrue for in advance and your accounting policy with respect to planned major maintenance activities. Please also clarify how your accounting for planned major maintenance activities is consistent with your disclosure in the critical accounting policies that maintenance and repairs are expensed as incurred. Please refer to EITF D-88.
GEO expenses all maintenance and repairs as incurred. GEO believes that the three line items captioned “Major Maintenance Reserve” in Schedule II-Valuation and Qualifying Accounts on page 97 of the Form 10-K were inadvertently mislabeled and may be misleading. The amounts reflected in those line items relate to costs associated with two contracts of a GEO subsidiary in Australia, which require the replacement of certain identified client owned assets during the term of the contract. GEO accrues for the replacement of these assets ratably prior to their planned replacement date. However, these replacement costs are not maintenance and repairs costs and should not be categorized as such. GEO intends to revise the titles of these line items in the future to clarify that the associated amounts do not relate to maintenance and repairs costs.
Variable Interest Entities, page 57
11.	Please supplementally tell us if the Canadian special purpose entity that you are guaranteeing tax liabilities of approximately $2.1 million is a variable interest entity and if you are the primary beneficiary of that entity.

The Canadian entity is a not-for-profit created in 1996 for the purpose of financing the construction of a juvenile detention center in New Brunswick, Canada. It was the intent of this project that GEO would operate the facility after its development. However, GEO was never permitted to operate the facility and has only acted in two capacities with respect to the facility. First, GEO acted as the general contractor for the construction of the facility from 1996 to 1998. As part of the original construction contract, GEO agreed to guarantee certain tax liabilities related to income taxes of the Canadian entity, which become due and payable beginning in 2017. Additionally, since the completion of construction, GEO has performed only maintenance and janitorial type services at the facility through three personnel which GEO employs at the facility under a separate

Rufus Decker, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
August 4, 2005

contract.	This contract generates significantly less than 1% of GEO’s consolidated revenues.

Currently, the facility is managed and operated by the Province of New Brunswick, a governmental entity. GEO is in the process of obtaining the information necessary to determine whether the Canadian entity should be considered a variable interest entity. However, GEO believes that it is not the primary beneficiary of the Canadian entity because the primary benefits of ownership and right of use and risk of loss accrue to the Province of New Brunswick. However, if GEO determines that the Canadian entity is a variable interest entity, it will provide the disclosure required under FIN 46(R) for a variable interest holder in future filings. GEO has been providing the disclosure required of guarantors under FIN 45 with respect to its guarantee of the tax liabilities.
Revenue Recognition, page 60
12.	Please disclose your accounting policy for unapproved change orders on contracts accounted for under the percentage-of-completion method, including whether you assume a profit component. Please also disclose if you have a favorable history of negotiating and collecting work performed under unapproved change orders and how your accounting conforms to the guidance provided by paragraphs 61-63 of SOP 81-1.

GEO intends to revise its disclosure with respect to unapproved change orders on contracts accounted for under the percentage-of-completion method to include language similar to the following in future filings:
“Project development and design revenues are recognized as earned on a percentage of completion basis measured by the percentage of costs incurred to date as compared to estimated total cost for each contract. This method is used because we consider costs incurred to date to be the best available measure of progress on these contracts. Provisions for estimated losses on uncompleted contracts and changes to cost estimates are made in the period in which we determine that such losses and changes are probable. Typically, we enter into fixed price contracts and do not perform additional work unless approved change orders are in place. Costs attributable to unapproved change orders are expensed in the period in which the costs are incurred if we believe that it is not probable that the costs will be recovered through a change in the contract price. If we believe that it is probable that the costs will be recovered through a change in the contract price, costs related to unapproved change orders are expensed in the period in which they are incurred, and contract revenue is recognized to the extent of the costs incurred. Revenue in excess of the costs attributable to unapproved change orders is not recognized until the change order is approved. Contract costs

Rufus Decker, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
August 4, 2005

include all direct material and labor costs and those indirect costs related to contract performance. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements, may result in revisions to estimated costs and income, and are recognized in the period in which the revisions are determined.”
Note 4 – Property and Equipment, page 68
13.	Given that you lease or manage a significant number of your facilities, please present your leasehold improvements in a separate line item from buildings in the table.

GEO intends to revise future filings to present its leasehold improvements in a separate line item on the Property and Equipment table.
Note 6 – Derivative Financial Instruments, page 69
14.	Please disclose the estimated amount of losses associated with the cash flow hedge of the non-recourse debt of the Australian subsidiary included in other comprehensive income (loss) that is expected to be reclassified into earnings in the next twelve months as required by paragraph 45 of SFAS 133.

GEO intends to revise its future filings to include language similar to the following with respect to the cash flow hedge relating to the non-recourse debt of GEO’s Australian subsidiary:
“The Company does not expect to enter into any transactions during the next twelve months which would result in the reclassification into earnings of losses associated with this swap currently reported in accumulated other comprehensive loss.”
Note 10 – Commitments and Contingencies – Litigation, Claims and Assessments, page 76
15.	Please supplementally tell us how the accounting for the costs to terminate the inactive facility in Jena, Louisiana, conforms with the SFAS 146 guidance that the obligation shall be determined on the cease-date based on the remaining lease rentals less the estimated sublease rentals. Please also tell us the reasons for the consecutive write-downs of $1,100,000, $5,000,000 and $3,000,000 in 2002, 2003 and 2004. Please also tell us why you have only accrued for potential losses through January, 2008 given that you have been unable to enter into a new management contract on this facility since the original contract was terminated in 2000, you have lease obligations through 2009 and the additional lease obligations through 2009 of $4,300,000 appear material.

Rufus Decker, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
August 4, 2005

The cease-date for the inactive facility in Jena, Louisiana (the “Jena Facility”) occurred prior to the effective date of SFAS 146. As a result, GEO continues to account for the lease related to the Jena Facility in accordance with EITF 88-10 “Costs Associated with Lease Modification or Termination.”

Since the termination of the management contract for the Jena Facility, GEO has worked aggressively with various local, state and federal agencies to reactivate, sell or sublease the facility. At various points in time, GEO has been of the view that a satisfactory resolution of the situation was imminent, only to have that resolution not materialize for different reasons. The adjustments to the reserve for the Jena Facility that GEO made in 2002, 2003 and 2004 were based on management’s view of the most probable outcome, based on the best information available at the applicable time, as to whether the facility would be reactivated, subleased, sold or permanently closed, as well as management’s view of the most probable loss given the likelihood of those potential scenarios. Each of the foregoing adjustments reflects the balancing of all of these factors.

Based on active, ongoing discussions with state and local agencies, GEO currently believes that the most probable outcome of this matter is that the Jena Facility will be sold to the State of Louisiana or the LaSalle Parish, a local government entity. The remaining reserve represents the projected amount of additional lease expense that would be incurred during the time it would take to consummate the sale, the estimated amounts that would be paid in order to indemnify the property owner for both lease termination and break fees, and for any shortfall between the fair market value of the property and the actual sale price of the property. This aggregate amount coincides with the total amount of the remaining lease payments through January 2008.

16.	Please disclose the remaining lease obligation or an estimate of the possible loss or range of loss in the event that the management contract of the Michigan Youth Correctional Facility is terminated. Please refer to paragraph 10 of SFAS 5 for guidance.

GEO owns and operates the Michigan Youth Correctional Facility (the “Michigan Facility”). The State of Michigan has entered into two separate contracts with GEO with respect to the Michigan Facility, a lease and an operating contract. With respect to the current legislative status of the Michigan Facility, it is possible that the State may cancel the operating contract for the Michigan Facility and leave the lease remaining in place. This is primarily due to the fact that the terms of the lease make it more difficult to terminate the lease than the management contract, which can be terminated at any time for any reason upon 90 days’ notice. If the operating contract is terminated and the lease remains in place, GEO will not be exposed to losses. If both the operating contract and the lease are cancelled, GEO would seek to remarket the facility to another state or federal government entity, either for management by GEO on behalf of the entity, for sale, or as a straight lease. With respect to any period during which the facility remains

Rufus Decker, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
August 4, 2005

idle, GEO would incur period costs for depreciation, property taxes and salary costs for a staff of approximately 3 personnel to maintain the facility until it can be reactivated. Additionally, GEO would evaluate the Michigan Facility under the impairment test set forth in SFAS 144.

Although there is current uncertainty surrounding the outcome of this matter because legislation addressing the Michigan Facility will not be approved or rejected until the third quarter of 2005, as of this time, GEO believes that the most probable outcome on the Michigan Facility is that both the management contract and the lease will be renewed. Separately, GEO also notes that it, and the remainder of the privatized corrections industry in general, regard the information on the revenues and profitability of any single facility to be highly confidential, proprietary and competitively sensitive and, accordingly, GEO typically avoids the disclosure of this information where possible.

To address the Staff’s comment, GEO intends to revise its second quarter Form 10-Q and its applicable future filings to include language similar to the following with respect to the Michigan Facility:
We own and operate the 480-bed Michigan Youth Correctional Facility in Baldwin, Michigan (the “Michigan Facility”). We operate this facility pursuant to a management contract with the Michigan Department of Corrections (“DOC”). Separately, we, as lessor, lease the facility to the State, as lessee, under a lease with an initial term of 20 years followed by two 5-year options. During the quarter ended July 3, 2005, the management contract and the lease with the State represented approximately 3.0% of our consolidated revenues. The DOC can terminate the management contract for this facility unilaterally without cause upon 90 days’ notice to us. However, the State can only terminate its lease of the Michigan Facility prior to the expiration of the term of the lease if the State Legislature of Michigan, in its appropriation to the DOC, expressly prohibits the department from spending any appropriated moneys for payments on the lease. In February 2005, the Governor of Michigan proposed an executive order to the State Legislature which aimed to, among other things, de-appropriate funds for the operation and lease payments for the Michigan Facility. The State Legislature did not approve this order. On June 30, 2005, we received written notice from the State of Michigan Department of Management and Budget that the State of Michigan intends to cancel our management contract with the DOC effective September 30, 2005.
As a result of efforts by us and the locally affected community, the Michigan House and Senate approved separate budget bills that include funding for the Michigan Facility for Michigan’s next fiscal year, which begins on October 1, 2005. The two budget bills will now go to a conference committee for reconciliation and then to the Governor for approval or rejection. As a

Rufus Decker, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
August 4, 2005

contingency, we are also attempting to find an alternative use for the facility with another state or federal agency. However, there can be no assurances that these efforts will be successful. In the event that the State terminates its lease and operations cease at the Michigan Facility, our financial condition, results of operations and cash flows would be materially adversely affected. In the event of such a termination during the third quarter of 2005, we would assess the facility for impairment in accordance with FAS 144 “Accounting for Impairment or Disposal of Long-Lived Assets.”
Litigation, Claims and Assessments
17.	In January 2005 you made a $3.1 million cash payment to settle a class action lawsuit filed during 2001 by current and former employees. Please supplementally tell us if you had previously accrued for this contingency and the amount of the accrual. If you had not previously accrued for this contingency, please tell us why this expense was not considered an expense in 2004. Please refer to SAS 1.

GEO had accrued $2.3 million for this litigation based on its best estimate as of the end of 2003. In the first quarter of 2004, GEO increased its reserve for this lawsuit to $3.5 million. Subsequently, during the third quarter of 2004, GEO reduced its reserve estimate for this litigation to $3.1 million consistent with what then appeared to be the likely settlement value of the litigation, based on ongoing discussions between GEO and the plaintiffs. The amounts above were reflected in the “Accrued Expenses” line item on GEO’s Consolidated Balance Sheets for the applicable periods.

18.	Please disclose details of the third party claim for property damage incurred during 2002 and 2001 at several detention facilities that your Australian subsidiary formerly operated. Please disclose an update of the current status of this claim. Given your disclosure that an unfavorable settlement could have a material effect on your financial condition and results of operations, please tell us why you do not believe that a contingency accrual is required and/or disclose an estimate of the possible range of loss or state the reasons why such an estimate cannot be made. Please refer to paragraphs 9-11 of SFAS 5, FIN 14, and SAB Topic 5:Y.

GEO’s Australian subsidiary formerly operated several immigration detention facilities on behalf of the Australian government. All of these facilities were owned by the Australian government. During the period of operation of the immigration detention facilities, a number of disturbances occurred at several of the facilities managed by GEO’s Australian subsidiary, resulting in significant property damage at some of the facilities. At the time of the incidents, independent investigations were performed and GEO’s subsidiary was generally found to not be responsible for the underlying causes of

Rufus Decker, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
August 4, 2005

the incidents. GEO believes that the disturbances were largely attributable to the Australian government’s immigration and detention policies at the time. Subsequent to the discontinuation of the GEO subsidiary’s operating contract, the Australian government’s insurance provider notified GEO that it intends to pursue a claim against GEO for the payments the provider made to repair the property damage incurred at the detention facilities. As of this time, no lawsuit has been filed against GEO, and the insurance provider has not specified the amount of damages it would seek to recover from GEO for this matter. However, based on GEO’s knowledge of the property damage which resulted from these disturbances, GEO believes that the amount of the claim could be material in nature. Nevertheless, GEO believes it has valid defenses to any claims that would be filed, and GEO has engaged its outside legal counsel in Australia to perform a complete review of the contracts and the known information relative to this matter.

GEO has reserved an amount related to this matter which management believes is its best current estimate of the probable loss, based on the facts and circumstances known to date and after discussions with, and analysis by, GEO’s outside counsel in Australia. However, since the provider has not yet specified an amount which might be claimed and no formal legal proceedings have been commenced, GEO believes that the public disclosure of additional information about the potential loss associated with this claim would be premature. Additionally, such disclosure could significantly jeopardize GEO’s litigation strategy with respect to the claim, for which GEO believes it has valid defenses. GEO intends to re-evaluate its disclosure on this matter every reporting period and update its disclosure as more information develops.

GEO intends to revise its future filings to include language similar to the following with respect to the ComCover claim:
“In June 2004, we received notice of a third-party claim for property damage incurred during 2001 and 2002 at several detention facilities that our Australian subsidiary formerly operated. The claim relates to property damage caused by detainees at the detention facilities. The notice was given by the Australian government’s insurance provider and did not specify the amount of damages being sought. In May 2005, we received additional correspondence indicating that the insurance provider still intends to pursue the claim against our Australian subsidiary. Although the claim is in the initial stages and we are still in the process of fully evaluating its merits, we believe that we have defenses to the allegations underlying the claim and intend to vigorously defend our rights with respect to this matter. While the plaintiff in this case has not quantified its damage claim and the outcome of the matters discussed above cannot be predicted with certainty, based on information known to date, and management’s preliminary review of the claim, we believe that, if settled unfavorably, this matter could have a material adverse effect on our financial condition and results

Rufus Decker, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
August 4, 2005

of operations. We are uninsured for any damages or costs that we may incur as a result of this claim, including the expenses of defending the claim.
Note 15 – Business Segment and Geographic Information, page 82
19.	Please tell us what you consider to be your operating segments and why. Please disclose the factors used to identify your reportable segments and the types of products and services from which each reportable segment derives its revenues in accordance with paragraph 26 of SFAS 131. Please also tell us how you met the aggregation criteria in paragraph 17 of SFAS 131 to include each operating segment in the reportable segment you did.

Please refer to the response to Comment #2.

20.	Please disclose significant non-cash items, other than depreciation and amortization expense, included in operating income for each segment in accordance with paragraph 27 of SFAS 131. The disclosure of costs associated with the exit activities for each segment is also required by paragraph 20 of SFAS 146.

Please refer to the response to Comment #2.
Note 16 – Income taxes, page 84
21.	Please supplementally tell us why income from operations before income taxes in the United States of $9,375,000 is less than operating income in the United States in your segment note of $28,641,000. Please also tell us why the total income from operations before income taxes from the Australian and South Africa operations of $17,058,000 is more than the total operating income in the Australian and South Africa operations in your segment note of $10,669,000. As part of this explanation please clarify how financing related income and expenses are allocated to domestic and foreign income from operations before taxes.

GEO believes that the labels attributed to the line items referred to above may be misleading. The “Total operating income” line item in Footnote 15 of the Form 10-K agrees to the “Operating income” line item on the Consolidated Statements of Income. However, the line item “Income from continuing operations” in Footnote 16 of the Form 10-K should agree to the line item captioned “Income before Income Taxes, Equity in Earnings of Affiliates, Discontinued Operations and Minority Interest” on the Consolidated Statements of Income. GEO agrees that the difference in the names of these last two line items could be misleading. To provide clearer disclosure in future filings, GEO intends to re-label the line item “Income from continuing operations” in the income taxes footnote to its financial statements as the line item “Income before Income Taxes, Equity Earnings in Affiliates, Discontinued Operations and Minority Interest.”

Rufus Decker, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
August 4, 2005

This should more clearly reconcile the line item in the income taxes footnote with the corresponding line item on the Consolidated Statements of Income.
Certifications – Exhibits 31.1 and 31.2
22.	Disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15(d)-15(e). You are required to evaluate the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. You are also required to certify that you designed internal controls over financial reporting, or caused such internal control over financial reporting to be designed under your supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statement for external purposed in accordance with generally accepted accounting principles. Please amend your December 31, 2004 Form 10-K to include the proper certifications. Please be sure to refile the entire Form, with the updated certifications, when you file the amendment. Similarly amend your April 3, 2005 Form 10-Q. See Item 601 (b)(31) of Regulation S-K.

GEO intends to revise the Form 10-K and the Form 10-Q to include the proper certifications.
Form 10-Q for the period ended April 3, 2005
General
23.	Please address the comments above in your interim filings as well.

GEO intends to address the comments in the Letter in its interim filings.

Rufus Decker, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
August 4, 2005

     Thank you for your attention to this matter. Please do not hesitate to contact the undersigned at (561) 999-7401 with any questions or comments you may have on the foregoing.

Very truly yours,
/s/ John G. O’Rourke
John G. O'Rourke
The GEO Group, Inc. Senior Vice President and Chief Financial Officer

cc:	Gus Rodriguez John J. Bulfin David N. T. Watson Brian R. Evans Jose Gordo (via overnight mail)